EXHIBIT 31

FOR IMMEDIATE RELEASE: NEWS
April 23, 1997                                       Nasdaq National Market/AVRT
                                                            http://www.avert.com

          AVERT, INC. ANNOUNCES TERMINATION OF AGREEMENT WITH AMERITECH Termination Of Agreement A Result Of New Strategic Direction

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced the termination of the agreement with Ameritech Information Access, L.L.C., an affiliate of Ameritech, Corporation, to provide pre-employment screening information to its customer base through Ameritech's on-line service, CivicLink.

"The termination of the agreement is a result of a new direction in business strategies at Ameritech Information Access, L.L.C.," said Dean Suposs, President of Avert, Inc. "We still have a good relationship with the Company and have contacts and opportunities in other business units, as indicated in their agreement to endorse our services to other Ameritech business units."

Through its headquarters in Fort Collins, Avert, Inc. is an information services company that provides pre-employment services to thousands of employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, reference checks, credit histories, education / credential verification and social security number validation.


Avert, Inc.
Dean Suposs, President
970/484-7722

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